Exhibit 99.1

Canadian Solar Reports First Quarter 2017 Results

Guelph, Ontario, June 6, 2017 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the first quarter of 2017 ended March 31, 2017.

First Quarter 2017 Highlights

•                  Total solar module shipments were 1,480 MW, compared to 1,612 MW in the fourth quarter of 2016, and first quarter 2017 guidance was in the range of 1,150 MW to 1,200 MW.

•                  Net revenue was $677.0 million, compared to $668.4 million in the fourth quarter of 2016, and first quarter 2017 guidance was in the range of $570 million to $590 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 18.8% compared to 6.6% in the fourth quarter of 2016.

•                  Gross margin was 13.5%, compared to 13.9% (excluding the AD/CVD true-up provision of $44.1 million) or 7.3% (including the AD/CVD true-up provision of $44.1 million) in the fourth quarter of 2016, and first quarter 2017 guidance was in the range of 13.0% to 15.0%.

•                  Net loss attributable to Canadian Solar was $13.3 million, or $0.23 per diluted share, compared to net loss of $13.3 million, or $0.23 per diluted share in the fourth quarter of 2016.

•                  Non-GAAP adjusted net loss attributable to Canadian Solar, which is adjusted to exclude a one-time provision of $8.6 million as explained in later paragraph, net of income tax effect, was $6.0 million, or $0.10 per diluted share, in the first quarter of 2017, compared to non-GAAP adjusted net income attributable to Canadian Solar, which is adjusted to exclude the impact of the $44.1 million AD/CVD true-up provision, net of income tax effect, was $14.2 million, or $0.24 per diluted share in the fourth quarter of 2016. (For a reconciliation of GAAP to non-GAAP results, see accompanying tables “Reconciliation of U.S. GAAP to Non-GAAP Financial Measures.”)

•                  Cash, cash equivalents and restricted cash balances as of March 31, 2017 was $961.4 million, compared to $1.01 billion as of December 31, 2016.

•                  Net cash used in operating activities was approximately $55.8 million, compared to net cash used in operating activities of $109.3 million in the fourth quarter of 2016.

•                      In March, the Company completed the sale of two solar power plants in China, for over RMB687.1 million (US$99.8 million). In February, the Company also completed the sale of three solar power plants in Canada, totaling 59.8 MWac, for over C$257 million ($195.32 million).

•                  The Company’s portfolio of solar power plants in commercial operation was 1,156.5 MWp as of March 31, 2017, with an estimated total resale value of approximately $1.6 billion.

First Quarter 2017 Results

Net revenue in the first quarter of 2017 was $677.0 million, up 1.3% from $668.4 million in the fourth quarter of 2016 and down 6.2% from $721.4 million in the first quarter of 2016. Solar module shipments recognized in revenue totaled 1,489 MW, compared to 1,581 MW recognized in revenue in the fourth quarter of 2016 and 1,172 MW recognized in revenue in the first quarter of 2016. Solar module shipments recognized in revenue in the first quarter of 2017 included 176.3 MW used in the Company’s total solutions business, compared to 85.6 MW in the fourth quarter of 2016 and 24.8 MW in the first quarter of 2016.

The following table is a summary of net revenue by geographic region based on the location of customers’ headquarters (in millions of US$, except percentages).

	Q1 2017		Q4 2016		Q1 2016
	US$M	%	US$M	%	US$M	%
The Americas	$200.1	29.6	$138.1	20.7	$311.3	43.1
Asia	394.3	58.2	419.3	62.7	320.2	44.4
Europe and Others	82.6	12.2	111.0	16.6	89.9	12.5
Total	677.0	100	668.4	100	721.4	100

Gross profit in the first quarter of 2017 was $91.4 million, compared $49.0 million in the fourth quarter of 2016 and $112.5 million in the first quarter of 2016. Gross margin in the first quarter of 2017 was 13.5%, compared to 13.9% in the fourth quarter of 2016, (excluding the AD/CVD true-up provision of $44.1 million) or compared to 7.3% (including the AD/CVD true-up provision of $44.1 million) in the fourth quarter of 2016, and compared to 15.6% in the first quarter of 2016.

Total operating expenses were $93.7 million in the first quarter of 2017, up 54.4% from $60.7 million in the fourth quarter of 2016 and up 26.5% from $74.1 million in the first quarter of 2016.

Selling expenses were $33.9 million in the first quarter of 2017, down 20.6% from $42.7 million in the fourth quarter of 2016 and down 2.4% from $34.8 million in the first quarter of 2016. The sequential decrease was primarily due to lower shipping and handling costs, external sales commissions and other expenses, including travel and office expenses. The year-over-year decrease was primarily due to the decrease in external sales commissions and marketing expenses, which was partially offset by a slight increase in insurance expenses.

General and administrative expenses were $55.1 million in the first quarter of 2017, down12.4% from $62.8 million in the fourth quarter of 2016 and up 55.0% from $35.5 million in the first quarter of 2016. The sequential decrease was primarily attributable to a $14.0 million decrease in fixed assets impairment, and a decrease in professional service fees and travel expenses, which was partially offset by an increase in labor costs and a one-time $8.6 million provision (“LDK provision”) for a judgment made against the Company by the Xinyu Intermediate People’s Court in favor of the bankruptcy liquidation committee of LDK Solar Co., Ltd. The Company disputes the merits of the judgment and continues to evaluate its legal options. The year-over-year increase was primarily due to an increase in labor costs, an increase in fixed assets impairment expenses, and the LDK provision.

Research and development expenses were $5.6 million in the first quarter of 2017, compared to $3.2 million in the fourth quarter of 2016 and $4.5 million in the first quarter of 2016. The sequential and year-over-year increase reflected the Company’s continued commitment to investing in and commercializing solar energy technologies that differentiate the Company and strengthen its competitive position.

Loss from operations was $2.3 million in the first quarter of 2017, compared to loss from operations of $11.8 million in the fourth quarter of 2016, and income from operations of $38.4 million in the first quarter of 2016. Excluding the $8.6 million LDK provision and the $44.1 million AD/CVD true-up provision, income from operations would have been $6.3 million and $32.3 million in the first quarter of 2017 and in the fourth quarter of 2016, respectively. Operating margin was negative 0.3% in the first quarter of 2017, compared to negative 1.8% in the fourth quarter of 2016 and 5.3% in the first quarter of 2016. Excluding the $8.6 million LDK provision and the $44.1 million AD/CVD true-up provision, operating margin would have been 0.9% and 4.8% in the first quarter of 2017 and in the fourth quarter of 2016, respectively.

Non-cash depreciation and amortization charges were approximately $17.1 million in the first quarter of 2017, compared to $19.3 million in the fourth quarter of 2016, and $25.7 million in the first quarter of 2016. Non-cash equity compensation expense was $0.9 million in the first quarter of 2017, compared to $2.2 million in the fourth quarter of 2016 and $2.5 million in the first quarter of 2016.

Interest expense was $24.1 million in the first quarter of 2017, compared to $22.9 million in the fourth quarter of 2016 and $16.1 million in the first quarter of 2016.

Interest income was $2.5 million in the first quarter of 2017, compared to $2.4 million in the fourth quarter of 2016 and $3.4 million in the first quarter of 2016.

The Company recorded a loss on change in fair value of derivatives, predominantly foreign exchange hedging positions of forwards, of $7.8 million in the first quarter of 2017, compared to a gain of $24.2 million in the fourth quarter of 2016 and a gain of $2.7 million in the first quarter of 2016. Foreign exchange gain in the first quarter of 2017 was $14.2 million compared to a foreign exchange loss of $12.5 million in the fourth quarter of 2016 and a foreign exchange gain of $8.5 million in the first quarter of 2016.

Income tax benefit was $3.1 million in the first quarter of 2017, compared to $10.6 million in the fourth quarter of 2016 and an income tax expense of $12.3 million in the first quarter of 2016.

Net loss attributable to Canadian Solar was $13.3 million or $0.23 per diluted share in the first quarter of 2017, compared to net loss of $13.3 million, or $0.23 per diluted share, in the fourth quarter of 2016 and net income of $22.6 million, or $0.39 per diluted share, in the first quarter of 2016. Non-GAAP adjusted net loss attributable to Canadian Solar, which is adjusted to exclude the LDK provision of $8.6 million, net of income tax effect, was $6.0 million, or $0.10 per diluted share, in the first quarter of 2017, compared to non-GAAP adjusted net income attributable to Canadian Solar, which is adjusted to exclude the impact of the $44.1 million AD/CVD true-up provision, net of income tax effect, was $14.2 million, or $0.24 per diluted share in the fourth quarter of 2016. For a reconciliation of measures presented in accordance with generally accepted accounting principles in the United States (“GAAP”) to the non-GAAP measures, a table is available at the end of this press release.

Financial Condition

The Company had $961.4 million of cash, cash equivalents and restricted cash as of March 31, 2017, compared to $1.01 billion as of December 31, 2016.

Accounts receivable, net of allowance for doubtful accounts as of March 31, 2017 were $368.6 million, compared to $400.3 million as of December 31, 2016. Accounts receivable turnover was 59 days in the first quarter of 2017, compared to 65 days in the fourth quarter of 2016.

Inventories as of March 31, 2017 were $274.5 million, compared to $295.4 million as of December 31, 2016. Inventory turnover was 48 days in the first quarter of 2017, which remained unchanged from the fourth quarter of 2016.

Accounts and notes payable as of March 31, 2017 were $847.2 million, compared to $736.8 million as of December 31, 2016.

Excluding the borrowings included in ‘Liabilities held-for-sale’, short-term borrowings as of March 31, 2017 were $1.71 billion, compared to $1.60 billion as of December 31, 2016. Long-term borrowings as of March 31, 2017 were $462.1 million, compared to $493.5 million as of December 31, 2016.

The Company had approximately $972.0 million in non-recourse bank borrowings as of March 31, 2017. Senior convertible notes totaled $125.8 million as of March 31, 2017, compared to $125.6 million as of December 31, 2016. Total borrowings directly related to utility-scale solar power projects, which included $898.8 million of non-recourse borrowings, were $1.20 billion as of March 31, 2017, compared to $1.19 billion as of December 31, 2016.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked, “Solar module shipments and revenue in the first quarter exceeded expectations led by demand for our high performance solar modules out of China, Brazil, and the U.S, as well as unwavering execution on our total solutions business. We have successfully restored six cell production lines at our tornado damaged Funing cell factory, and have restored another six lines subsequently in Q2. We have also successfully ramped up our new solar cell plant in South East Asia. The equipment used in these cell factories features the latest production technologies, which gives us further cost and efficiency advantages and the desired capacity customers are seeking. We have completed five additional project sales in China and Canada in the first quarter. We are well underway in the process to monetize our other operating solar power plants in the U.S., Japan and China. We have just completed the second round of binding offers for the sales of our high quality solar power plant assets in the U.S. and will soon select the final winner. In Japan, we now have 65 MWp of solar power plants in commercial operation and made progress to launch the JREIT listing around the end of the third quarter, or in the fourth quarter this year. It is our expectation that as we continue to successfully execute our operating plan our share price will achieve a higher valuation in the market, one that more appropriately reflects the value of our operating assets, global project pipeline and prospects for continued success.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “The higher manufacturing efficiency of our facilities and tight inventory management allowed us to partially offset the impact of solar module ASP declines and hold gross margin at 13.5%. We are also now positioned to benefit from having production facilities online in trade-friendly South East Asia, enabling us to meet demand requirements of the U.S. and other markets. Also, I am personally pleased with the progress our team has made at monetizing our operating asset portfolio in the U.S. These are major undertakings with equally significant potential upside for the Company as we focus on increasing returns on our project investments and maximizing operating cash flow. Finally, we believe we are in the final stage of negotiations with our insurance provider and expect to receive further compensation in the second quarter this year for the tornado damage and losses of our Funing cell factory.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two parts: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline primarily includes projects that have energy off-take agreements and are expected to be built within the next two to four years. The Company cautions that some late-stage projects may not reach completion due to such risks as failure to secure permits and grid connection, among others.

Late-Stage Utility-Scale Solar Project Pipeline

As of March 31, 2017, the Company’s late-stage solar project pipeline, including those in construction, totaled approximately 2.16 GWp, which included 626 MWp in Japan, 401 MWp in the U.S., 400 MWp in China, 399 MWp in Brazil, 144 MWp in India, 118 MWp in Australia, 68 MWp in Mexico and 6 MWp in Africa.

In the United States, as previously announced, the late-stage 92 MWp IS 42 project is in construction and is expected to reach commercial operation by the end of 2017. Two other projects (Tranquillity 8 and Gaskell West 1) are currently under development and are expected to reach commercial operation before the end of 2018.

The table below sets forth the Company’s late-stage, utility-scale solar project pipeline in the U.S. as of March 31, 2017:

U.S. Project	MWp	Location	Status	Expected COD
Tranquillity 8	281	Fresno county, CA	Development	2018
Gaskell West 1	28	Kern county, CA	Development	2018
IS 42	92	Fayetteville, NC	Construction	2017
Total	401

In Japan, as of March 31, 2017, the Company’s pipeline of late-stage utility-scale solar power projects totaled approximately 626 MWp, including 209.3 MWp in construction and 2 MWp at the ready-to-build stage. The table below sets forth the expected commercial operation schedule of the Company’s late-stage utility-scale solar power projects in Japan as of March 31, 2017:

Expected Japan COD Schedule (MWp)

2017	2018	2019	2020	2021 and Thereafter	Total
102.7	79.9	97.7	126.4	219.3	626

As of March 31, 2017, of the late-stage utility-scale solar power projects pipeline in Japan, Canadian Solar has executed interconnection agreements for 421.6 MWp of projects that are under construction or under development, with an additional 204.4 MWp of projects that are in a bidding process.

The table below sets forth the Company’s late-stage, utility-scale solar project pipeline in Brazil as of March 31, 2017:

Brazil Project	MWp	Location	Status	Expected COD
Pirapora I	192	Brazil	Construction	2017
Pirapora II	115	Brazil	Development	2018
Pirapora III (formerly Vazante)	92	Brazil	Construction	2017
Total	399

The Company completed the sale of 80% interest in Pirapora I in the fourth quarter of 2016. And the Company supplies the modules for all Pirapora projects.  The Company also recently completed the sales of an 80% interest of both Pirapora II and III.

The table below sets forth the Company’s late-stage utility-scale power project pipeline in India as of March 31, 2017:

India Project	MWp	Location	Status	Expected COD
Kamareddy	18	India	Construction	2017
Ramnapet	18	India	Construction	2017
SECI Maharashtra	108	India	Development	2017
Total	144

As previously announced, the Company secured power purchase agreements for an aggregate 80 MWac of solar power projects with the Solar Energy Corporation of India (SECI) in March 2017. These projects are expected to generate clean solar electricity for SECI over the next 25 years.

Solar Power Plants in Operation

In addition to its late stage, utility-scale solar project pipeline, the Company has a portfolio of solar power plants in operation totaling 1,156.5 MWp as of March 31, 2017 recorded on the balance sheet as Project assets  ($1,167.9 million), Assets held for sale ($156.0 million) and Solar power systems, net ($108.4 million). Revenue from the sale of electricity generated by these plants in the first quarter of 2017 totaled $5.2 million, compared to $11.8 million in the fourth quarter of 2016.

The sale of projects recorded as ‘Project assets’ (build-to-sell) on the balance sheet will be recorded as revenue once revenue recognition criteria are met, and the gain from the sale of projects recorded as ‘Assets held-for-sale’ and ‘Solar power systems, net’ (build-to-own) on the balance sheet will be recorded within ‘Other operating income (expenses)’ in the income statement.

The table below sets forth the Company’s total portfolio of solar power plants in operation as of March 31, 2017:

Plants in Operation (MWp)

U.S.	Japan	U.K.	China	Other	Total
808	65	150	128.5	5	1,156.5

Manufacturing Capacity

The Company plans to expand its ingot, wafer, cell and module capacities to 1.1 GW, 4.0 GW, 4.49 GW and 7.04 GW, respectively, by December 31, 2017. The table below sets forth the Company’s capacity expansion plan from December 31, 2016 to December 31, 2017:

Manufacturing Capacity Roadmap (MW)

	December 31,2016	June 30, 2017	December 31, 2017
Ingot	400	—	1,100
Wafer	1,000	2,000	4,000
Cell	2,440	4,490	4,490
Module	6,170	6,970	7,040

The Company successfully started, and is ramping up its new multi-crystalline silicon ingot casting workshop in Baotou, China, with 50 new casting furnaces and 700 MW annual capacity, operated in G6 mode producing 36 bricks per ingot. The Company is also in the process of relocating its older casting ingot furnaces, previously in Luoyang, China, to Baotou in order to benefit from the lower electricity cost. The Company expects to complete both the relocation and ramp up by the end of September and reach 1,100 MW of annual internal ingot casting capacity. We plan to migrate the 50 new casting furnaces to G7 mode, producing 49 bricks per ingot, by approximately the middle of 2018, therefore raising our ingot capacity to 1,350 GW and further reducing the cost. The new ingot factory will also help us to reduce the purchase of external ingots and thus reduce our all-in module manufacturing costs.

The Company’s wafer manufacturing capacity recently reached 2.0 GW and will reach 4.0 GW by December 31, 2017, all of which will use diamond wire-saw technology. Diamond wire-saw technology works compatibly with the Company’s proprietary and highly efficient Onyx black silicon multi-crystalline solar cell technology, significantly reducing silicon usage and therefore manufacturing cost.

The Company’s solar cell manufacturing capacity, as of March 31, 2017, was 3.77 GW, and is expected to reach 4.49 GW by June 30, 2017. The Company restored a total of six cell production lines, with original nameplate capacity of 500 MW, at its Funing cell factory by March 31, 2017. The Company has since then restored the other 500 MW of original nameplate cell capacity, and therefore completed the full restoration of this factory, which was damaged by a severe tornado on June 23rd, 2016. With continued improvement, the Company expects to reach an actual capacity of 1,440 MW at its Funing factory. The Company’s new 850 MW cell plant in South East Asia began to ramp-up production in March 2017. As a result, the Company’s cell manufacturing capacity is expected to reach 4.49 GW by June 30, 2017.

The Company expects that its total worldwide module manufacturing capacity will exceed 7.0 GW by December 31, 2017.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainties relating to customer final demand and solar project construction schedules. Management’s views and estimates are subject to change without notice.

For the second quarter of 2017, the Company expects total solar module shipments to be in the range of approximately 1,530 MW to 1,580 MW, including approximately 120 MW of shipments to the Company’s utility-scale solar power projects that may not be recognized as revenue in the second quarter of 2017. The Company is facing an overwhelming demand for its solar modules in China market at this moment. The demand is also healthy in major markets such as Europe, the U.S., and Japan. The Company’s module shipment for quarter is limited by the internal solar cell production capacity and the supply shortage of third-party solar cells. Total revenue for the second quarter of 2017 is expected to be in the range of $615 million to $635 million. Gross margin for the second quarter is expected to be between 13% and 15%.

Considering shipment volume expected in the first half of 2017 and the constraint of internal solar cell and module capacities in the second half of the year, the Company’s total module shipments in 2017 are now expected to be in the range of 6.0 to 6.5 GW, as compared to 6.5 GW to 7.0 GW previously. The module shipment recognized in revenue and the total annual revenue may also be lower than its previous guidance depending on market conditions, including but not limited to ASP trends. The Company continues to expect it will connect approximately 1 GW to 1.2 GW of new solar projects globally in 2017, based on the commercial operation date (COD). These projects are located in the U.S., Japan, China, UK, India, Brazil and Africa. The revenue from the Company’s energy business will mainly come from the monetization of the Company’s high quality solar power plant assets in the U.S., Japan, China, UK and Brazil. The Company continues to expect its cost of production will decrease throughout the year as new internal wafer, cell and module capacity comes online, and the percentage of external purchases and OEM is reduced. Management expects that the increase in vertical integration along the manufacturing cycle will help the Company maintain or improve its gross margin.

Recent Developments

On May 30, 2017, Canadian Solar announced that it supplied 268 MW of double-glass Dymond modules for the first phase of the 800 MW Mohammed bin Rashid Al Maktoum Solar Park (DEWA Project) in Dubai.

On May 11, 2017, Canadian Solar announced that it acquired a 10% equity interest in eNow, a U.S. company specializing in solar-based energy management systems for the commercial transportation industry.  Canadian Solar’s total investment was less than $1 million.

On May 3, 2017, Canadian Solar announced energy industry veteran Ty Daul joined the Company as Energy Group Vice President, Americas. Mr. Daul will lead the Company’s energy business units throughout Canada, Latin America and the United States, which includes the Company’s wholly-owned subsidiary Recurrent Energy.

On May 2, 2017, Canadian Solar announced that it secured AUD65 million (US$50 million) of non-recourse project financing with a 5-year term for two of its solar farm power projects, totaling 47 MWp in Australia with the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Clean Energy Finance Corporation.

On April 26, 2017, Canadian Solar announced that the Company supplied 10 MW of PV Modules to Soroti Photovoltaic Plant in Uganda. The project is the largest of its kind in East Africa.

On April 25, 2017, Canadian Solar announced that it secured financing for its 92 MWp IS-42 solar power project near Fayetteville, North Carolina.  The financing is in the form of a debt facility with Prudential Capital Group and a tax equity investment commitment from U.S. Bancorp Community Development Corporation.

On April 12, 2017, Canadian Solar announced that its wholly-owned subsidiary, CSI New Energy Holding Co., Ltd.,  completed the sale of two solar power plants in China, totaling approximately 69.5 MWp to Shenzhen Energy Nanjing Holding Co., Ltd., a subsidiary of Shenzhen Energy Group Co., Ltd., for approximately RMB687.1 million (US$99.8 million).

On April 3, 2017, Canadian Solar announced the completion of its second green project bond placement with Goldman Sachs Japan Co., Ltd.  The JPY5.4 billion (US$47.0 million) innovative dual-tenor green project bond was issued to finance Canadian Solar’s 19.05 MWp Gunma Aramaki Solar Power Plant in Gunma Prefecture, Japan.

On March 30, 2017, Canadian Solar announced that its wholly-owned subsidiary Canadian Solar Projects K.K. entered into a 3-year credit agreement for JPY4 billion (US$35 million) with Sumitomo Mitsui Finance and Leasing Company, Limited, a member of Sumitomo Mitsui Financial Group.

On March 14, 2017, Canadian Solar announced that it secured power purchase agreements for an aggregate 80 MWac of solar power projects with the Solar Energy Corporation of India, a public sector undertaking of the Government of India. These projects are scheduled to commence operations by late 2017 and are expected to generate clean solar electricity for SECI over the next 25 years.

On March 6, 2017, Canadian Solar announced that it received US$20 million unsecured funding from the China and Portuguese-speaking Countries Cooperation and Development Fund to support the development of eligible projects in Brazil, including the 191 MWp Pirapora I Project in the state of Minas Gerais.

Conference Call Information

The Company will hold a conference call on Tuesday, June 6, 2017 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., June 6, 2017 in Hong Kong) to discuss the Company’s first quarter 2017 results and business outlook. The dial-in phone number for the live audio call is +1 866 519 4004 (toll-free from the U.S.), +852 3018 6771 (local dial-in from Hong Kong) or +1 845 675 0437 from international locations. The passcode for the call is 19673070.  A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available four hours after the conclusion of the call until 10:00 a.m. on Wednesday, June 14, 2017, U.S. Eastern Daylight Time (10:00 p.m., June 14, 2017 in Hong Kong) and can be accessed by dialing +1 855 452 5696 (toll-free from the U.S.), +852 3051 2780 (local dial-in from HK) or +1 646 254 3697 from international locations, with passcode 19673070. A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 16 years, Canadian Solar has successfully delivered over 21 GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2017. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended
	March 31	December 31	March 31
	2017	2016	2016

Net revenues	$677,042	$668,428	$721,422
Cost of revenues	585,636	619,472	608,951

Gross profit	91,406	48,956	112,471

Operating expenses:
Selling expenses	33,941	42,749	34,790
General and administrative expenses	55,070	62,838	35,520
Research and development expenses	5,624	3,204	4,505
Other operating income	(898)	(48,074)	(720)
Total operating expenses	93,737	60,717	74,095

Income (loss) from operations	(2,331)	(11,761)	38,376
Other income (expenses):
Interest expense	(24,111)	(22,897)	(16,130)
Interest income	2,522	2,381	3,386
Gain (loss) on change in fair value of derivatives	(7,752)	24,246	2,664
Foreign exchange gain (loss)	14,214	(12,487)	8,511
Investment income (loss)	—	(971)	88
Gain on repurchase of convertible notes	—	—	1,909
Others	—	—	—
Other expenses, net	(15,127)	(9,728)	428

Income (loss) before income taxes and equity in earnings (loss) of unconsolidated investees	(17,458)	(21,489)	38,804
Income tax (expense) benefit	3,109	10,598	(12,253)
Equity in earnings (loss) of unconsolidated investees	606	(2,885)	(2,762)
Net income (loss)	(13,743)	(13,776)	23,789

Less: Net income (loss) attributable to non-controlling interests	(408)	(448)	1,205

Net income (loss) attributable to Canadian Solar Inc.	$(13,335)	$(13,328)	$22,584

Earnings (loss) per share - basic	(0.23)	(0.23)	$0.40
Shares used in computation - basic	57,832,572	57,806,597	56,901,349
Earnings (loss) per share - diluted	(0.23)	(0.23)	$0.39
Shares used in computation - diluted	57,832,572	57,806,597	57,810,531

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended
	March 31	December 31	March 31
	2017	2016	2016
Net Income (loss)	(13,743)	(13,776)	23,789
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	8,929	(42,554)	22,675
Gain on changes in fair value of derivatives	1,681	14,520	1,632
Comprehensive income (loss)	(3,133)	(41,810)	48,096
Less: comprehensive income (loss) attributable to non-controlling interests	(2,438)	1,088	2,046
Comprehensive income (loss) attributable to Canadian Solar Inc.	(695)	(42,898)	46,050

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	March 31,	December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$519,866	$511,039
Restricted cash - current	430,456	487,516
Accounts receivable trade, net	368,621	400,251
Accounts receivable, unbilled	3,484	3,425
Amounts due from related parties	29,188	19,082
Inventories	274,527	295,371
Value added tax recoverable	76,081	55,680
Advances to suppliers - current	17,120	29,312
Derivative assets - current	4,262	12,270
Project assets - current	1,378,969	1,317,902
Assets held-for-sale	166,661	392,089
Prepaid expenses and other current assets	252,225	266,826
Total current assets	3,521,460	3,790,763
Restricted cash - non-current	11,044	9,145
Property, plant and equipment, net	538,306	462,345
Solar power systems, net	108,382	112,062
Deferred tax assets, net	231,214	229,980
Advances to suppliers —non-current	84,264	54,080
Prepaid land use right	53,700	48,651
Investments in affiliates	415,395	368,459
Intangible assets, net	8,458	8,422
Goodwill	7,617	7,617
Derivatives assets - non-current	16,450	15,446
Project assets - non-current	281,715	182,391
Other non-current assets	120,404	117,245
TOTAL ASSETS	$5,398,409	$5,406,606
Current liabilities:
Short-term borrowings	$1,713,968	$1,600,033
Accounts and notes payable	847,202	736,779
Amounts due to related parties	11,561	19,912
Other payables	240,179	223,584
Short-term commercial paper	134,016	131,432
Advances from customers	92,393	90,101
Derivative liabilities - current	10,765	9,625
Liabilities held-for-sale	124,662	279,272
Financing liability	414,339	459,258
Other current liabilities	123,556	171,070
Total current liabilities	3,712,641	3,721,066
Accrued warranty costs	62,731	61,139
Convertible notes	125,794	125,569
Long-term borrowings	462,104	493,455
Derivatives liabilities - non-current	157	—
Liability for uncertain tax positions	8,547	8,431
Deferred tax liabilities - non-current	23,979	23,348
Loss contingency accruals	22,982	22,654
Other non-current liabilities	82,366	51,554
Total LIABILITIES	4,501,301	4,507,216
Equity:
Common shares	701,283	701,283
Additional paid-in capital	(8,046)	(8,897)
Retained earnings	270,774	284,109
Accumulated other comprehensive loss	(79,174)	(91,814)
Total Canadian Solar Inc. shareholders’ equity	884,837	884,681
Non-controlling interests in subsidiaries	12,271	14,709
TOTAL EQUITY	897,108	899,390
TOTAL LIABILITIES AND EQUITY	$5,398,409	$5,406,606

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers of the press release can better understand the underlying operating performance of the business before the impact of the LDK provision in the first quarter of 2017 and AD/CVD true-up provision in the fourth quarter of 2016. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Reconciliation of U.S. GAAP to Non-GAAP financial measures

Statement of Operations Data:

(In Thousands, except per share amounts)

	Three Months Ended
	March 31, 2017	December 31, 2016

Net loss attributable to Canadian Solar Inc.	$(13,335)	$(13,328)
LDK provision	8,615	—
AD/CVD true-up provision	—	44,126
Income tax effect	(1,292)	(16,631)
Non-GAAP net income (loss) attributable to Canadian Solar Inc.	(6,012)	14,167

Shares used in computation — diluted	57,832,572	58,092,689
GAAP loss per share-diluted	(0.23)	(0.23)
Non-GAAP earnings (loss) per share-diluted	(0.10)	0.24